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                                                                    EXHIBIT 99.2



                              NOTARIAL CERTIFICATE



            I, JASON J. BROOKS, Notary Public in and for the Province of British Columbia hereby certify that the annexed document is a true and exact copy of the original of such document.

            DATED at Vancouver, British Columbia, this 9th day of January, 1998.



                                           /s/ JASON J. BROOKS
                                           -------------------------------------
                                           JASON J. BROOKS
                                           Notary Public in and for the
                                           Province of British Columbia




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[YUKON JUSTIC LOGO]

                          BUSINESS CORPORATIONS ACT
                                    FORM 3



                          CERTIFICATE OF CONTINUANCE



                               VISTA GOLD CORP.



I hereby certify that the above-mentioned corporation was continued into Yukon, as set out in the attached Articles of Continuance, under section 190 of the Business Corporations Act.


[SEAL]


Corporate Access Number: 26273                  /s/ M. RICHARD ROBERTS
Date of Continuance: 1997-12-17                 -----------------------------
                                                           M. Richard Roberts
                                                    Registrar of Corporations
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                 CERTIFIED COPY OF RESOLUTIONS OF SHAREHOLDERS


     I, William F. Sirett, Secretary of Vista Gold Corp. (the "Corporation") hereby certify that the attached is a true copy of the resolutions duly passed by the shareholders of the Corporation on December 17, 1997 and that the resolutions have not been modified or rescinded and are in full force as at the date hereof.

     DATED as of the 17th day of December, 1997.


                                             (Signed)WILLIAM F. SIRETT
                                             --------------------------------
                                                     William F. Sirett
                                                     Secretary


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                               VISTA GOLD CORPS.
                           SHAREHOLDERS' RESOLUTIONS


     "BE IT RESOLVED as a special resolution that:

     1. pursuant to section 37 of the Company Act (British Columbia) the directors of Vista Gold Corp. (the "Company") are hereby authorized to apply under section 190 of the Business Corporations Act (Yukon Territory) to the Registrar of Corporations of the Yukon Territory for a Certificate of Continuance continuing the Company under the Business Corporations Act (Yukon Territory);

     2. the articles of continuance (the "Articles of Continuance") in substantially the form attached as Schedule "B" to the Management Information and Proxy Circular accompanying the Notice of Meeting for this Extraordinary General Meeting are hereby approved in all respects, with such amendments thereto as the director or officer executing the same may approve, such approval to be conclusively evidenced by his or her execution thereof;

     3. all amendments to the existing Memorandum and Articles of the Company reflected in the Articles of Continuance are hereby approved;

     4. notwithstanding that this special resolution has been duly passed by the members of the Company, the Board of Directors of the Company may revoke this special resolution at any time prior to the issue of a Certificate of Continuation giving effect to the continuation of the Company under the Business Corporations Act (Yukon Territory) without further approval of the members; and

     5. any director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver the Articles of Continuance and to execute and, if appropriate, deliver all other documents and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument, and the taking of any such action."